

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Elisabet de los Pinos, Ph.D.
Chief Executive Officer
Aura Biosciences, Inc.
85 Bolton Street
Cambridge, MA 02140

> **Re:** **Aura Biosciences, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit Nos. 10.8, 10.9, 10.10**
> **Submitted August 10, 2021**
> **CIK No. 0001501796**

Dear Dr. de los Pinos:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance